Partial Distribution of occasional reserve and modification of the dividend payment schedule for the majority shareholder

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces that, at the Extraordinary General Shareholders' Meeting held on June 17, 2022, the Company’s Shareholders approved the modification of the:

i)	deadline for the payment of dividends to the Nation, approved in the ordinary session of March 30, 2022, from September 30 to October 31, 2022.
ii)	change in the destination of the Company's occasional reserve that had been constituted in the General Shareholder’s Meeting held on past March 30, in order to distribute it as an extraordinary dividend of one hundred and sixty-eight Colombian pesos per share (COP$168), as follows:
Occasional Reserve Distribution
Total occasional reserve available:	COP$ 8,889,900,168,629
Number of shares:	41,116,694,690.1959
Value for distribution per share:	COP$ 168
Amount of occasional reserve for distribution	COP $6,907,604,707,953
Value of reserve not distributed:	COP$1,982,295,460,676

The payment of the dividend for minority shareholders will be made in a single installment on June 30, 2022, and for the majority shareholder, the total dividend payment will be offset with the receivable account within the Fuel Price Stabilization Fund (FEPC for its acronym in Spanish) with Ecopetrol S.A. no later than June 30, 2022, in accordance with the provisions of Paragraph 2 of Article 90 of Law 2159 of 2021.

Bogotá D.C., June 17, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, the performance of the Colombian economy my and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward -looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Mauricio Téllez

Email: mauricio.tellez@ecopetrol.com.co